UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 16, 2003**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following is Caterpillar Inc.'s prepared statements from the results webcast held on October 16, 2003. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

3Q03 Caterpillar Results Conference Call Prepared Remarks

Opening Remarks: Good morning and welcome to Caterpillar's Third Quarter 2003 results conference call. I'm Nancy Snowden, Director of Investor Relations. With me, is Lynn McPheeters, Vice President and Chief Financial Officer. We will address your questions during the Q&A portion of today's call. This conference call is copyrighted by Caterpillar Inc. Any use, recording or transmission of any portion of this conference call without the express written consent of Caterpillar Inc. is strictly prohibited.

This morning I'll cover our third quarter results, review our outlook, go over the usual dealer retail numbers, discuss special topics and wrap up with the Q & A. Certain information we will be discussing is forward looking and involves uncertainties that could impact expected results. A discussion of those uncertainties is in a form 8-K filed with the Securities & Exchange Commission today. OK, let's start with the third quarter results.

Third Quarter Results: As you know, this morning we reported third-quarter sales and revenues of 5.55 billion dollars and profit per share of 62 cents or 73 cents excluding a 40 million dollars ($.11 per share) non-recurring charge for the early bond retirement. Profit per share excluding a bond retirement is a non-GAAP measure. A reconciliation of this amount to our GAAP profit will be included in our earnings release in a Form 8-K filed with the Securities and Exchange Commission and posted to our Website today.

SALES and REVENUES were up 470 million dollars from third quarter 2002, with Machinery up 345 million dollars and Engines up 67 million dollars. The increase was primarily due to higher machine volume of 226 million dollars, a favorable currency translation impact on sales of 128 million dollars (due primarily to the stronger euro). In addition, Financial Products revenues for the third quarter increased 58 million dollars or about 15% compared to third quarter 2002.

Profit The profit increase was due to lower core operating costs of 59 million dollars, and improved price realization of 34 million dollars. Core operating costs are defined as Machinery and Engines volume adjusted operating cost change excluding currency, retiree benefits and emissions production cost increases, ramp-up production costs and non-conformance penalties. The favorable impact of sales volume/mix was 15 million dollars as higher sales volume was partially offset by negative sales mix compared to third quarter 2002. Partially offsetting the favorable items was 71 million dollars of higher retiree pension, healthcare and related benefit costs. The majority of the increase in volume, in both machinery and engines into electric power applications, was from the small end of the product line.

As you know a significant amount of management compensation is tied to performance in the form of variable pay. In 2002, as we were operating in very difficult conditions, we reduced the accruals for variable pay in line with estimated 2002 full-year results. In the third quarter of this year, in line with forecasted operating results, we have increased the accruals, resulting in a quarter-to-quarter swing of approximately 75 million dollars.

Machinery and Engines SG&A was higher compared with third quarter 2002 levels, excluding the impact of currency and higher retiree pension, healthcare and related benefit costs. The higher SG & A includes a portion of the impact of higher accruals for variable pay related to operating results.

We continue to expect higher retiree pension, health care and related benefit costs of approximately three hundred million dollars in 2003 compared to 2002. Year to date retiree benefit expense is 196 million dollars.

Although we have no mandatory U.S. funding requirements during 2003, we made a voluntary contribution of 563 million dollars into our U.S. pension plans in the third quarter of 2003. We are required to make nominal contributions to certain non-U.S. pension plans during 2003. We have adequate liquidity to fund both U.S. and non-U.S. pension plans.

As you know, included in our results is a pretax charge of fifty-five million dollars (forty million dollars after tax) for early retirement of our two hundred and fifty million dollar six percent debentures with original issue discount due in 2007, which had an effective annual interest rate of 13.3 percent. The redemption allowed Caterpillar to retire high-interest outstanding debt using available cash and low interest commercial paper, which has since been paid off with cash. Future years' earnings and cash flow will benefit by the cessation of the original issue discount amortization expense and the six percent coupon interest rate.

Now, I'll provide some comments on **North American rental fleets and used equipment**.

North American dedicated rental fleet utilization on a twelve-month rolling basis is continuing to run at a strong rate -- about 65% -- which is five percent higher than a year ago.

Rental rates for the rolling twelve months through September are down 2% from a year ago and continue to remain under pressure.

Overall, units in dedicated dealer rental fleets are up 2% compared to a year ago. Dedicated dealer rental fleets consist of Rent-to-Rent units and units in Cat Rental Stores.

Rent-to-Rent units, which currently make up about 55% of the units in dealer rental fleets, are down about 3% from a year ago. The Cat Rental Stores currently have about 45% of the rental units in dealer fleets. These fleets continue to grow and are up 8% from a year ago.

North American dealers have a total of 381 Rental Stores. Twelve more are expected by year-end.

In the Europe/Africa/Middle East region, dealers had 782 rental outlets, 298 of which had the Cat Rental Store identity as of quarter end. In Latin America, we had 131 Cat Rental Stores and 105 in Asia/Pacific. At year-end, we are expecting about 1,430 rental outlets throughout the world. Of these, 370 stores in North America and over 450 in the rest of the world will have the Cat Rental Store identity

North American used equipment prices were down about 1% in the second quarter compared to a year ago for most machines. We expect to see used equipment prices improving in the near term. This used equipment reporting lags one quarter from the current quarter.

In North America, at the end of the third quarter there are five products under managed distribution; two Track Type Tractors, one excavator and two Wheel Loaders. Most of the models under managed distribution are going through the normal transition from a current to an updated model. We are continuing to manage our distribution through a combination of increased production and alternate sourcing. Dealers frequently manage the shortfall by providing low hour machines from their rental fleets.

Now, for the **OUTLOOK**:

The world economy appears to be strengthening in last half 2003 and full-year growth should be about 2.5 percent. Low interest rates, increased cash flows for many businesses and increasing demand for metals are positives for Caterpillar businesses, which should persist through yearend. The company continues to expect sales and revenues for the year to be up about 10% and now expects full-year profit per share to be about 3.00 dollars per share as a result of continued cost control. Full details of the outlook for 2003 are contained in the company's press release issued today.

In 2004, economic growth is expected to improve in all regions, raising world growth to 3.5 percent. We expect the world total machine industry forecast to be up 7 percent, ranging from no change in Japan to 12 percent growth in both North America and Latin America. In addition, we expect a 6 percent growth in world engine industry demand. This global economic recovery will benefit both machinery and engines, as well as provide opportunities for continued growth in earning assets at Cat Financial. Therefore, the preliminary 2004 forecast of Company sales and revenues is anticipated to be about 10 percent higher than 2003.

Retail Numbers: Now I'll review dealer retail machine numbers and reciprocating and turbine engine sales to users and OEM's. All comparisons are based on constant dollars.

Retail Sales of Machines for the 3 months ending September 2003 compared with the same 3 months of 2002 are as follows:

Asia Pacific	EAME	Latin America	Subtotal	North America	World
Up 14%	Up 6%	Up 16%	Up 9%	Up 11%	Up 10%

Retail machine sales were up for the quarter due to strength in all sectors except quarry/aggregates, paving and waste.

For the 3 months ending September 2003 compared with the same 3 months of 2002, total **Reciprocating and Turbine Engine Sales to Users and OEM's** were as follows:

Electric Power	Industrial Engines	Marine Engines	Truck & Bus Engines	Petroleum	Total
Up 42%	Up 6%	Up 4%	Down 25%	Down 7%	Flat

Now, let's turn to **Dealer Machine Inventories**. First, sequentially, comparing September with August 2003.

Asia Pacific	EAME	Latin America	Subtotal	North America	World
Up 2%	Up 11%	Up 3%	Up 7%	Up 2%	Up 5%

Next, year over year, comparing September 2003 with September 2002.

Asia Pacific	EAME	Latin America	Subtotal	North America	World
Up 18%	Down 15%	Up 8%	Down 5%	Up 4%	Down 1%

At September 30, 2003, dealer inventories were about $50 million lower than year-end 2002. Since dealer inventories continue to be at historically low levels, an increase in retail demand should translate to increased sales by Caterpillar. Our expectation for full-year 2003 is for dealer new machine inventories to decrease in the 100 million dollar range on a worldwide basis with inventories increasing about 75 million dollars in North America and decreasing about 175 million dollars spread over the rest of the world.

Asia Pacific dealer new machine inventories are at 2.2 months of sales, down from 2.9 months a year ago.

Europe/Africa/Middle East dealers are at 2.5 months of sales, down from 2.9 months a year ago.

Dealer new machine inventories in Latin America are at 1.8 months of sales, down from 3.3 months a year ago.

Dealer new machine inventories for the subtotal of these three regions outside North America are at 2.3 months of sales, which is down from 2.9 months a year ago.

North American dealer machine inventories are at 2.3 months of sales, down from 2.7 months.

Overall, on a worldwide basis, dealer machine inventories are at 2.3 months of sales, down from 2.9 months a year ago.

The retail statistics for September are also available on voice mail through November 17 by calling 309-675-8000.

Before I get into the Q&A, I want to comment on three **SPECIAL TOPICS** that I think will be of interest.

First, an update on 6 Sigma activities. The major enabler for improved operating profit continues to be our 6 Sigma effort. We have seen significant improvements in manufacturing costs which includes variable manufacturing expenses, the most significant being material cost. We're attacking material costs from two fronts: improved supplier management and leveraging the design process.

6 Sigma has helped Caterpillar to reduce manufacturing costs and improve product performance. For example, our Large Engine Center demonstrated this when a 6 Sigma team sought to use a single turbocharger technology across the entire 3600 gas engine product. The team successfully applied the common turbocharger that has a lower cost, better reliability, and performs better in altitude and ambient temperature.

Not only has 6 Sigma been a major driver of our reduced core operating costs, 6 Sigma projects are also helping to create growth for Caterpillar. As an example, our Europe, Africa and Middle East Marketing Division used 6 Sigma to improve the sales of work tools in Germany. Specifically, the team addressed the hammers, couplers and demolition tools used on hydraulic excavators. The team's efforts improved work tool availability and delivery, which increased work tool sales within the region.

Aside from the financial gains, 6 Sigma is driving a lasting cultural change. More than 23,000 employees are fully engaged including more than 2,100 trained Black Belts. During this quarter, over 3,200 projects delivered benefits.

We continue to engage our suppliers and the Cat dealer network. This quarter, an additional 24 dealers and 87 suppliers deployed 6 Sigma. This brings the total to 97 dealers and 247 suppliers. This extension of 6 Sigma will strengthen our entire value chain.

One project at a time, we're building a stronger Company that is sustainable into the future.

Simply put, 6 Sigma is enabling the delivery of our corporate strategy. It's reshaping our company. It's making us more efficient. It's building the Caterpillar of tomorrow, today.

With the recent power losses in the Northeast United States, and Canada, as well as the potential for power sales in Iraq, electric power is another topic of particular interest.

In response to the Northeast blackout and Hurricane Isabel, the disaster recovery team of Caterpillar and Caterpillar dealer personnel assembled to provide an accelerated response.

When Hurricane Isabel struck, electric power equipment was immediately mobilized with a combined response amounting to over 1500 units and over 750 megawatts placed on rent, with 30-40 dealers responding to customer needs.

When the Northeast blackout occurred, over 400 megawatts were placed on-line just hours after events occurred. Units of all sizes were placed on rent, with an average engine output between 300 and 400 kW.

Shortly after the events, small generator set sales increased, along with rekindled interest in large generator set systems. Incremental larger generator system sales may result from these events, following the typical development period of these more complex projects.

As we are all aware, there is a large need for reliable power in Iraq, estimated at several gigawatts. However, the need is still being defined as basic infrastructure restoration and existing equipment repair is in process. As power consumption is restored to the rejuvenated power grid, the need for distributed generation solutions is expected to grow substantially, and longer-term infrastructure investment in distributed generation plants will take place. In the meantime, bridge power needs are being filled through purchase and rental of mobile diesel generators. Caterpillar is extremely well positioned to capture both immediate and mid-term opportunities, and is already participating in this business. To date, we have sold over 1,400 small units or approximately 230MW, in support of restoration of power to Iraq. Caterpillar and the Caterpillar dealer network have mobilized generator sets from around the world positioning them in the Middle East. When called upon, we are ready to provide power units immediately.

Lastly, a brief update on our Advanced Combustion Emissions Reduction Technology, or ACERT. The ACERT program remains on schedule. We have received certification by the EPA for four engines equipped with ACERT technology - the C13 and C15 heavy-duty engines and C7 and C9 medium duty engines. These are all 2004 model year certifications. We remain the only manufacturer to offer 2004 model year clean diesel engines that are fully EPA-compliant in both the heavy- and medium-duty truck categories.

We are in full production for the C7 and C15 ACERT engines. By year end all Caterpillar on-highway truck and bus engines produced for the US and Canadian market will incorporate ACERT technology. Field results to date, indicate that we are on track to deliver the reliability and fuel economy we have promised.

Market acceptance of our truck engines continues to be strong, with Caterpillar engines continuing to lead the industry in heavy-duty sales and overall on-highway engine sales.

For the fourth consecutive year, Caterpillar has won the prestigious J.D. Power Award. Caterpillar's C-15 engine ranks highest in customer satisfaction among vocational heavy-duty truck diesel engines, achieving the highest scores in each of three factors. Caterpillar remains the only truck engine manufacturer to have ever won a J.D. Power Award.

ACERT is truly breakthrough technology that will meet the clean air goals we support- while maintaining the superior engine reliability and performance our customers have come to expect from Caterpillar products. We are confident that this technology will provide us with significant advantages, providing bottom line savings for our customers of over $10,000 per engine over competitive technologies.

Q&A: OK, now it's time to move to the Q&A portion of the call. In the interest of time and fairness to others, please limit yourself to one question and one follow up. First question please...

Closing: It's been a pleasure sharing Caterpillar's results with all of you this morning. If you didn't get your questions asked today, please call me. Thanks for your interest in Caterpillar. Goodbye.

NON-GAAP FINANCIAL MEASURES

The following definitions are provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures.

Profit Excluding a Bond Retirement Charge
Caterpillar reports selected financial data excluding the charge for early retirement of debt. Management believes excluding this charge provides comparability to third quarter 2002 data and highlights the impact of this charge on period-to-period fluctuations.

Profit Excluding a Bond Retirement Charge
Caterpillar defines profit excluding a bond retirement charge as GAAP profit after tax excluding the charge for early retirement of debt. Table 1 reconciles GAAP profit and profit excluding a bond retirement charge.

Profit Per Share Excluding a Bond Retirement Charge
Caterpillar defines profit per share excluding a bond retirement charge as GAAP profit per share (PPS) excluding the charge for early retirement of debt.

Table 2 reconciles GAAP PPS and PPS excluding a bond retirement charge.

Caterpillar Inc.
Reconciliation of Profit to Profit Excluding a Bond Retirement Charge
(Unaudited)
(Millions of Dollars)

TABLE 1

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	**2002**	**2003**	**2002**
Profit	$ 222	$ 213	$ 750	$ 493
Bond retirement charge ....…	40	-	40	-
Profit excluding a bond retirement charge	$ 262	$ 213	$ 790	$ 493

Caterpillar Inc.
Reconciliation of PPS to PPS Excluding a Bond Retirement Charge
(Unaudited)
(Dollars)

TABLE 2

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	**2002**	**2003**	**2002**
PPS..	$ 0.62	$ 0.61	$ 2.15	$ 1.42
Bond retirement charge ....…	0.11	-	0.11	-
PPS excluding a bond retirement charge	$ 0.73	$ 0.61	$ 2.26	$ 1.42

Safe Harbor Statement under the Securities Litigation Reform Act of 1995

Certain statements contained in our third-quarter 2003 results release and prepared statements from the related results webcast are forward-looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be", "should" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the company and the markets it serves.

World Economic Factors
The world economy appears to be strengthening in last half 2003 and major central banks are holding interest rates steady. Our outlook assumes that current economic policies will be sufficient to allow the recovery to strengthen throughout 2004. If, however, the recovery proves less robust than assumed, economic growth would likely slow further, weakening machinery and engine sales.

Recent economic data suggests that the U. S. economy grew in excess of a 4 percent annual rate in third quarter 2003. Our outlook assumes that the combination of the recent tax cut, June's interest rate cut, slightly lower oil prices, and the favorable impact of a weaker U.S. dollar will allow good growth to continue into 2004. Faster growth should allow the improvement in machinery and engine sales that occurred so far this year to continue into 2004. If, however, the boost provided by monetary and fiscal easing proves transitory, a return to weak growth could threaten our machinery and engine sales.

Economic growth in the EAME region as a whole was weak in the first three quarters of the year. Flat growth in Europe was balanced by stronger growth in Africa/Middle East and in the Commonwealth of Independent States. Recently, leading indicators and business surveys suggest economic conditions in Europe are ready to improve and the European Central Bank ("ECB") has indicated it is not planning on cutting interest rates further. Our outlook assumes the European economy will improve in the remaining months of 2003 and in 2004. Potential risks include the ECB quickly raising interest rates or the stronger euro depressing exports. Should these occur, the resulting weaker economic growth could weaken machinery and engine sales.

The Japanese economy grew much faster than expected in first half 2003. Our outlook assumes that measures employed by the Bank of Japan - zero interest rates, the maintenance of high levels of reserves in the banking system and the purchase of long-term government bonds - will allow this recovery to continue. The economy remains vulnerable to any tightening in financial conditions and should that occur, the recovery could stall. Slower economic growth would further reduce our sales in that country and could have a negative impact on other economies, particularly those in the region.

Asia/Pacific economies grew rapidly in the first three quarters and economic policies in place support a continuation of fast growth. Growth has benefited from competitive exchange rates and rapid growth in China. Industrial countries have voiced dissatisfaction with the region's exchange rate practices and the Chinese economy shows signs of overheating. The potential for trade frictions could slow exports and regional growth; the Chinese government could tighten policies too much and sharply slow growth. Our outlook assumes neither risk occurs. Should that prove incorrect, our results could be negatively impacted.

The Latin American economy has grown slowly and our outlook projects further improvement throughout the forecast horizon. This improvement assumes a recovery in foreign direct investment inflows, further reductions in local interest rates and higher commodity prices. If, for whatever reason, these assumptions prove untrue, our results could be negatively impacted.

Commodity Prices

Commodities represent a significant sales opportunity, with prices and production as key drivers. Prices and production of metals have improved this year and our outlook assumes continued growth in the world economy will cause metals prices to increase further. Any unexpected weakening, however, could cause prices to drop sharply to the detriment of our results.

While coal stocks are high and prices have been soft, our outlook assumes production and prices will improve late this year. If coal production and prices do not improve, our results could be negatively affected.

Oil and natural gas prices have remained fairly high this year due to tight inventories. Our outlook assumes that increased production will ease shortages in both oil and natural gas, allowing prices to ease. Should supplies tighten sharply in response to either OPEC production cuts or a severe winter, the resulting high prices likely would slow economies, potentially with a depressing impact upon our sales.

Monetary and Fiscal Policies

For most companies operating in a global economy, monetary and fiscal policies implemented in the U.S. and abroad could have a significant impact on economic growth, and accordingly, demand for a product. In general, higher than expected interest rates, reductions in government spending, higher taxes, significant currency devaluations, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand.

With economic data looking more favorable, major central banks are holding interest rates steady and a few have even started reviewing when rate hikes might be necessary.

Our outlook assumes that central banks will take great care to ensure that economic recoveries continue. Should they be slow to react to worsening conditions or raise interest rates too aggressively, such actions could cause recessions and depress our results.

Weak economic growth has increased budget deficits in many countries and limited the ability of governments to boost economies with tax cuts and more spending. Our outlook assumes that governments will not aggressively raise taxes and slash spending to deal with their budget imbalances. Such actions could disrupt growth and negatively affect sales to public construction.

Political Factors

Political factors in the United States and abroad have a major impact on global companies.

Our outlook assumes that there will be no significant military conflict in North Korea or the Middle East in the forecast period. Such a military conflict could severely disrupt sales into countries affected, as well as nearby countries.

Our outlook also assumes that there will be no major terrorist attacks. If there is a major terrorist attack, confidence could be undermined, causing a sharp drop in economic activities and our sales. Attacks in major developed economies would be the most disruptive.

Our outlook further assumes that efforts by countries to increase their exports will not result in retaliatory countermeasures by other countries to block such exports, particularly in the Asia/Pacific region.

Currency Fluctuations

The company has costs and revenues in many currencies and is therefore exposed to risks arising from currency fluctuations. Many currency positions are fairly closely balanced, which, along with the diversity of currency positions, helps diminish exchange rate risks.

The company's largest manufacturing presence is in the United States. So any unexpected strengthening of the dollar tends to raise the foreign currency value of costs and reduce our global competitiveness.

The stronger euro had a favorable impact on translating European sales into U. S. dollars in the third quarter. The outlook assumes similar benefits in the future. Should the euro collapse, our results could be negatively impacted.

Dealer Practices

The company sells primarily through an independent dealer network. Dealers carry inventories of both new and rental equipment and adjust those inventories based on their assessments of future needs. Such adjustments can impact our results either positively or negatively. The current outlook assumes dealers will reduce inventories slightly in 2003; more drastic reductions would adversely affect sales.

Other Factors

The rate of infrastructure spending, housing starts, commercial construction and mining play a significant role in the company's results. Our products are an integral component of these activities and as these activities increase or decrease in the United States or abroad, demand for our products may be significantly impacted.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency (EPA), the company was required to meet certain emission standards by October 2002. The Consent Decree provides for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties (NCPs) on those engines. The company began shipping lower emission engines in October 2002 as a "bridge" until the fully compliant ACERT® engines are introduced in 2003. These "bridge" engines require the payment of NCPs. We expect emissions standard changes to negatively impact our financial results in 2003 by $38 million (after tax) or $21 million (after tax) more adverse than in 2002 due to higher shipments of bridge engines in 2003. Early in 2003, Caterpillar began ramping up production of medium-duty and heavy-duty compliant ACERT engines. We do not anticipate paying NCPs beyond 2003. Our outlook for 2003 is subject to assumptions regarding projected NCPs, price increases, and volumes. We are able to make fairly accurate predictions of the NCP levels per engine due to our engineering knowledge, development process and internal testing during development. Our net price increase for heavy-duty bridge engines was successfully implemented on October 1, 2002; this increase was competitive with price increases implemented by other engine manufacturers on that date. We implemented an additional price increase in the first quarter 2003 to truck manufacturers that purchase our heavy-duty ACERT engines. This increase has been communicated to the truck manufacturers and is based on the additional value that we expect truck owners to receive from ACERT engines compared to our competitors as a result of better fuel economy, less maintenance and greater durability. The ultimate net price increase we are able to achieve for our ACERT engines is dependent upon marketplace acceptance of these engines versus competitive alternatives. While we estimate volume to the best of our ability, industry volume is an issue out of our control. If our assumptions regarding NCP levels, market acceptance of the price increases and/or engine volume are not realized, company performance could be negatively impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or material costs, and/or higher than expected financing costs due to unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions where the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales. If actual results vary from this projected geographic and product mix of sales, our results could be negatively impacted.

The company operates in a highly competitive environment and our outlook depends on a forecast of the company's share of industry sales. An unexpected reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment also remains very competitive from a pricing standpoint. Additional price discounting would result in lower than anticipated realization.

Inherent in the operation of the Financial Products Division is the credit risk associated with its customers. The creditworthiness of each customer, and the rate of delinquencies, repossessions and net losses on customer obligations are directly impacted by several factors, including, but not limited to, relevant industry and economic conditions, the availability of capital, the experience and expertise of the customer's management team, commodity prices, political events, and the sustained value of the underlying collateral. Additionally, interest rate movements create a degree of risk to our operations by affecting the amount of our interest payments and the value of our fixed rate debt. While our policy is to use interest rate swap agreements to manage our exposure to interest rate changes and lower the costs of borrowed funds, if interest rates move upward more sharply than anticipated, it could negatively impact our results. With respect to our insurance and investment management operations, changes in the equity and bond markets could cause an impairment of the value of our investment portfolio, thus requiring a negative adjustment to earnings.

In general, our results are sensitive to changes in economic growth, particularly those originating in construction, mining and energy. Developments reducing such activities also tend to lower our sales. In addition to the factors mentioned above, our results could be negatively impacted by any of the following:

- Any sudden drop in consumer or business confidence
- Delays in legislation needed to fund public construction
- Regulatory or legislative changes that slow activity in key industries; and/or
- Unexpected collapses in stock markets.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion, but are noted to further emphasize the myriad of contingencies that may cause the company's actual results to differ from those currently anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 16, 2003   By: /s/ James B. Buda
                                                              James B. Buda
                                                              Vice President